                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           Astea International Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   04622E109
                                (CUSIP Number)

                               Zack B. Bergreen
                           Astea International Inc.
                           455 Business Center Drive
                               Horsham, PA 19044
                                (215) 682-2500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 26, 1997
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                           (Continued on following page(s))
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                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 04622E019                                     PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ANKA FAMILY LIMITED PARTNERSHIP
      23-2934174
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      OO (no funds were required, since this was a gift)

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

      N.A.
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States (Pennsylvania limited partnership)

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,200,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,200,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,200,000

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]
      N.A.

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.98%

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      TYPE OF REPORTING PERSON*
14
      PN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 6 pages

ITEM 1. This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of Astea International Inc.(the "Company" or the "issuer"). The Company's principal executive offices are located at 455 Business Center Drive, Horsham, PA 19044.

ITEM 2. The Reporting Person is ANKA Family Limited Partnership, a Pennsylvania limited partnership (the "Reporting Person"). Its principal business and office address is 896 Brushtown Road, Gwynned Valley, PA 19437-0488. The Reporting Person is a family limited partnership formed for the sole purpose of holding certain assets of its general and limited partners. The Reporting Person acquired the 1,200,000 Shares from its general partner on November 26, 1997 as part of the general partner's family estate planning. The Reporting Person has never been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body.

ITEM 3. The Reporting Person received 1,200,000 Shares through a transfer without consideration from its general partner, Zack B. Bergreen, on November 26, 1997. Since this was a gift, no funds or other consideration were provided by the Reporting Person.

ITEM 4. The Reporting Person acquired the 1,200,000 Shares from its general partner on November 26, 1997 as part of the general partner's family estate planning. The transfer does not change the general partner's beneficial ownership of the Shares, as such term is defined in Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Person (through its general partner) has no plans or proposals that would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f)  Any other material change in the issuer's business or corporate structure;

(g) Changes in the issuer's charter, by laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

ITEM 5.

(a) The Reporting Person beneficially owns 1,200,000 Shares, which is equal to 8.98% of all Shares currently outstanding. Although the Reporting Person does not believe that it is a member of "group," as such term is defined in Section 13(d)(3) of the Act, the Reporting Person is aware that the general partner of the Reporting Person, Zack B. Bergreen, is the beneficial owner of 5,591,000 Shares in addition to the 1,200,000 Shares held by the Reporting Person.

(b) The Reporting Person (through its general partner) has sole power to vote and to dispose of all of the 1,200,000 Shares held by it. Of the other 5,591,000 Shares beneficially owned by Mr. Bergreen, Mr. Bergreen has sole power to vote and dispose of 3,591,000 Shares and shared power (as co-trustee) to vote and dispose of 2,000,000 Shares.

(c) Other than the transaction described in Items 3 and 4 of this Schedule 13D, there have been no transactions in the Shares by the Reporting Person or Mr. Bergreen during the past sixty days.

(d) No person other than the Reporting Person (acting through its general partner) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,200,000 Shares held by the Reporting Person.

(e)  N.A.

ITEM 6. There are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to any securities of the issuer.

ITEM 7.  N.A.

                         Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 5, 1997

                                      ANKA FAMILY LIMITED PARTNERSHIP

                                      By: /s/ Zack B. Bergreen
                                          -----------------------
                                          Zack B. Bergreen, General Partner